                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13D


                  Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                     PACIFIC GATEWAY PROPERTIES, INC.
                             (Name of Issuer)

                 Common Stock Par Value $1.00 Per Share
                     (Title of Class of Securities)

                                694329103
                             (CUSIP Number)

                             Perry Goldberg
                            Specks & Goldberg
                           10 S. Wacker Drive
                               Suite 3600
                            Chicago, IL 60606
                             (312) 715-4566

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              April 3,1997
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

   Check the following box if a fee is being paid with the statement.
   (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 6 Pages
                         Exhibit Index on Page 5
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   CUSIP NO. 694329103  	Amendment No. 4 to 13D	   Page 2 of 6 Pages

   1.   Name of Reporting Person:

        Perry Goldberg

   2.   Check the Appropriate Box if a Member of a Group:
                                                            	(a)

                                                            	(b)
   3.   SEC Use Only

   4.   Source of Funds:  PF/OO

   5.   Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):


   6.   Citizenship or Place of Organization:  United States

   Number of          7.   Sole Voting Power:  115,300
   Shares
   Beneficially       8.   Shared Voting Power:  400
   Owned By
   Each
   Reporting          9.   Sole Dispositive Power:  115,300
   Person
   With              10.   Shared Dispositive Power:  400

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

         115,700

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:


   13.   Percent of Class Represented by Amount in Row (11):  3.0%

   14.   Type of Reporting Person:  IN
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CUSIP NO. 694329103         Amendment No. 4 to 13D     Page 3 of 6 Pages

   	This statement constitutes Amendment No. 4 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 27, 1993, as amended to date (the "Schedule 13D") by Perry Goldberg ("Mr. Goldberg") in connection with the beneficial ownership of shares of Common Stock, par value $1.00 per share of Pacific Gateway Properties, Inc. Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the
Schedule 13D. Unless otherwise provided herein, there are no material changes to the information set forth in Amendment No. 3 to the Schedule 13D filed on June 1, 1995.

   1.	Item 5.	Interest in Securities of the Issuer. is hereby
amended and restated as follows:

   	Mr. Goldberg beneficially owns 115,700 Shares, or approximately 3.0% of the Company's outstanding shares as of April 3, 1997. The percentages set forth herein are based on 3,892,596 Shares outstanding as of March 18, 1997, as reported by the Company on Form 10K.

   	Mr. Goldberg has (i) sole voting and sole dispositive power with respect to 115,300 Shares, and (ii) shared voting power and shared dispositive power with respect to 400 Shares which are owned of record by his wife, Margaret Goldberg.

   	The information contained in the table attached hereto as
Exhibit 2 (which itemizes all transactions in the Shares effected by Mr. Goldberg during the past sixty (60) days) is hereby incorporated herein by reference.

   	Mr. Goldberg's wife, Margaret Goldberg, has the right to receive dividends and sale proceeds in respect of the 400 Shares owned of record in her name.

   2.	Item 7.	Material to be Filed as Exhibits. is hereby
amended by adding thereto the following:

Exhibit 2   Table filed in response to Item 5(c) of Schedule
            13D with respect to transactions in Shares effected
            by Mr. Goldberg in the sixty (60) days preceding
            the date hereof.
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CUSIP NO. 694329103      Amendment No. 4 to 13D       Page 4 of 6 Pages

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 1997


					/s/ PERRY GOLDBERG
					Perry Goldberg
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                               EXHIBIT INDEX

Exhibit No.        	Document Description           			 Page No.

   2          Table filed in response to Item 5(c) 	      6
              of Schedule 13D with respect to
              transactions in Shares effected by
              Mr. Goldberg in the sixty (60) days
              preceding the date hereof.
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                                 EXHIBIT 2

                    TRANSACTIONS IN THE SHARES EFFECTED BY
                     MR. GOLDBERG IN THE PAST SIXTY DAYS*

                  Number of Shares   Price
                    Purchased or      Per 	         Where/How
Trade Date             (Sold)        Share           Effected

February 11, 1977  Sold 25,000	       $ 4.250   American Stock Exchange

April 3, 1977	     Sold 74,400        $ 5.000   American Stock Exchange

April 3, 1997 1    Sold  800	         $ 5.000   American Stock Exchange

April 3, 1997 2    Sold 165,000       $ 5.000   American Stock Exchange


   1	This transaction was effected by Mrs. Goldberg.

   2	This transaction was effected by the Specks & Goldberg Ltd. Profit
     Sharing Plan and Trust.